October 16, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Sonia Gupta Barros & Erin E. Martin

Re:          Prospect Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-4

Filed October 16, 2009

File No. 333-162116

Ladies and Gentlemen:

Prospect Acquisition Corp. (the “Company”) has today submitted to the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to its Registration Statement on Form S-4, File No. 333-162116 (the “Registration Statement”) originally filed with the Commission on September 24, 2009.  On behalf of the Company, and based upon information provided by the Company, Kennedy-Wilson, Inc. (“Kennedy-Wilson”) and their respective advisors, we respond to the comments raised by the staff (the “Staff”) of the Commission in a letter dated October 9, 2009, from Ms. Sonia Gupta Barros to Mr. David A. Minella, Chairman and Chief Executive Officer of the Company.  For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response.

General

1.             You filed the Form S-4 registration statement on September 24, 2009. We note that you will be required to dissolve and liquidate if no business combination occurs by November 14, 2009. Provide us with a detailed, written explanation of the proposed and contemplated timetable that you believe will be necessary under these circumstances, including the date and time by which you believe the Form S-4 would need to be declared effective. In your response, also set forth the applicable requirements under state and federal law in terms of timing, and make clear how your proposed timing would comply with those requirements. Include in your discussion the various components, including such items as the filings that would need to be made with the Delaware Secretary of State and the normal processing time for such filings.

Response:

Because November 14, 2009 is a Saturday, the last day on which the business combination can occur is November 13, 2009.  In order to meet this deadline, the Company believes the following timetable will be necessary:

Mon., October 26th

Record date for Prospect stockholder and warrantholder meetings. Section 213(a) of the Delaware General Corporation Law and the Company’s by-laws provide that the Board may set a record date that is at least 10 calendar days and no more than 60 calendar days prior to the meeting date. The Company’s proxy solicitor recommends that the record date be at least four business days prior to mailing the proxy statement/prospectus.

Wed., October 28th, by 5PM EST

Registration Statement declared effective. Per advice of the Company’s proxy solicitor and financial printer, at least three business days are required between the date of effectiveness and the mailing date.

As soon as practicable after effectiveness of Registration Statement

Kennedy-Wilson to seek approval of the merger by written consent of its common stockholders and approval by written consent of its preferred stockholders of an amendment to the certificate of designation of its preferred stock.

Mon., November 2nd by end of business day

Proxy statement/prospectus mailed. Pursuant to Section 222(b) of the Delaware General Corporation Law, and the AMEX Company Guide notice must be mailed no less than 10 calendar days and no more than 60 calendar days prior to the meeting.

Fri., November 13th, 8:30 am EST	Prospect warrantholder meeting.

Fri., November 13th, 8:45 am EST	Prospect stockholder meeting.

Fri., November 13th, 9 am EST	Certificate of Merger to be filed with Delaware Secretary of State with a request for one-hour turn around.

Fri., November 13th, 10 am EST	Receive file stamped copy of Certificate of Merger from Delaware Secretary of State and notify exchange agent that the business combination has been consummated.

2.             Please provide an analysis explaining why you believe the proposed changes to your warrants are not so significant that they constitute the issuance of new securities, which would be issued to current holders. Please explain why you believe Section 5 of the Securities Act of 1933 does not apply to what appears to be an offer and sale of such new securities, and, if you are relying on an exemption, please identify the exemption and explain the basis for your reliance.

Response:

The currently outstanding security is a warrant to purchase a share of the Company’s common stock at a specific price and for a specific term.  The amended security continues to be a warrant to purchase a share of the Company’s common stock at a specific price and for a specific term.  The existing warrant agreement contemplates that it may be amended.  Accordingly, the warrantholders were on notice that an amendment of the security they purchased was possible.  Thus, the proposed changes are merely an amendment to a security as contemplated by, and consistent with, its existing terms.  The Company believes that Section 5 of the Securities Act of 1933 does not apply to the proposed amendments because warrants are contracts and, although the offer and sale of warrants is within the purview of the federal securities laws, the ability to amend the warrants is a matter of state contract law.

The Company has clarified the disclosure about the warrant amendment proposal throughout the Registration Statement to make clear that the warrant agreement amendment would provide warrantholders the choice of electing to receive cash or to continue to hold their outstanding warrants, as amended by the warrant agreement amendment (see, for example, page 3).  Please note that, because the Company is changing its name in connection with the merger, it must obtain a new CUSIP for the amended and restated warrants.  As a result of this change only (and not as a result of any amendment to the warrants) holders who are electing to retain their public warrants, as amended, must deliver their warrants to the Company’s exchange agent.  The Company has revised disclosure regarding the election procedures on page 81 to further explain the foregoing.

The Company further submits that registration pursuant to Section 5 of the Securities Act of 1933 would not afford its warrantholders any additional protection.  The Company’s warrantholders are being given the opportunity to vote on the amendment and may elect to receive cash or to retain the amended warrant.  The warrantholders will be receiving the proxy statement/prospectus contained in the Registration Statement, which contains disclosure regarding the amendment proposal and the terms of the amended securities.  If the warrant amendment is not approved, the merger will not be consummated and the warrants will expire by their current terms and be worthless.

Finally, the Company notes that other SPACs have amended their warrants without registration in ways very similar to what the Company proposes and that, unlike some of those SPACs, the Company is not amending certain material terms of its charter (including, for example, the 80% test or the 30% conversion threshold), which might impact the analysis as to whether the warrant is a new security or simply an amendment of an existing security.

3.             Please disclose when and where the Kennedy-Wilson shareholders’ meeting will occur. To that effect, we note that it does not appear that as of the date of the prospectus, Kennedy-Wilson’s shareholders have voted on the merger. We further note, however, that your founders and their affiliates may make purchases of Prospect shares in order to gain approval of the merger. Please provide us with your analysis of these events within the context of Regulation M.

Response:

The Company has revised pages 13, 27 and 72 of the Registration Statement in response to the Staff’s comment.  Kennedy-Wilson’s stockholders have not yet voted on the merger.  As soon as practicable following the effectiveness of the Company’s Registration Statement, Kennedy-Wilson will seek to obtain the written consent of its common stockholders to approve the merger.  The Company’s founders and their affiliates have been informed by the Company that they should refrain from making purchases of Prospect’s shares during the “restricted period” for the distribution under Regulation M, which, consistent with Staff Legal Bulletin No. 9, begins on the day Kennedy-Wilson delivers materials to its stockholders soliciting approval of the transaction and ends at such time as action has been taken by written consent.

4.             Refer to the comment above. We note that your founders and their affiliates may offer to purchase common stock issued in your initial public offering. Please provide us with a detailed analysis of the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E to these offers and/or purchases.

Response:

The Company has considered the applicability of the tender offer rules and, based on a review of the eight-factor test established in Wellman v. Dickinson, 475 F.Supp. 783 (S.D.N.Y. 1979), does not believe that purchases by the Company’s founders and their affiliates of common stock issued in the Company’s initial public offering constitute a tender offer.

Under the Wellman test, the existence of a tender offer is determined by examining the following factors: (1) active and widespread solicitation of public shareholders for the shares of an issuer; (2) solicitation made for a substantial percentage of the issuer’s stock; (3) offer to purchase made at a premium over the prevailing market price; (4) terms of the offer are firm rather than negotiable; (5) offer contingent on the tender of a fixed number of shares, often subject to a fixed maximum number to be purchased; (6) offer open only for a limited period of time; (7) offeree subjected to pressure to sell his stock; and (8) public announcements of a purchasing program concerning the target company precede or accompany rapid accumulation of a large amount of target company’s securities.

With respect to the first factor, the Company does not expect that its founders and their affiliates will make a widespread solicitation of its stockholders.  Rather, the Company anticipates that any purchases by its founders and their affiliates would be pursuant to privately negotiated transactions with a limited number of holders of sizable blocks of the Company’s common stock who do not support the proposed merger.

With respect to the second factor, the Company cannot predict the number of shares its founders and their affiliates may purchase, but, in similar recent transactions involving special purpose acquisition companies, founders have only purchased between 5% and 10% of the issuer’s outstanding common stock.

With respect to the third factor, the Company cannot predict the prices its founder and their affiliates may offer to potential sellers, but, in similar recent transactions involving special purpose acquisition companies, founders generally have paid up to the cash value in the trust account which may, at times, represent only a 1% premium to the market price, if any.

With respect to the fourth, fifth and sixth factors, as noted above, the Company anticipates that any purchases by its founders and their affiliates would be pursuant to privately negotiated transactions.  Accordingly, the terms of the offers would be negotiated on a purchase-by-purchase basis, and the Company does not anticipate that purchases would be made contingent on the tender of a fixed number of shares.  The Company expects that the length of time an offer to a particular offeree would remain open would be determined on a case-by-case basis.

With respect to the seventh factor, offerees will not be subject to pressure to sell their stock because the Company’s stockholders have an unconditional right to elect to convert their stock into the right to receive cash currently held in the Company’s trust account.

Finally, with respect to the eighth factor, other than disclosure included in the Registration Statement, the Company does not anticipate that any public announcement will be made regarding purchases of its common stock by its founders and their affiliates before such purchases are made.  The Company anticipates that it will file a Current Report on Form 8-K to disclose any arrangements entered into or significant purchases made by its founders and their affiliates.  Additionally, the Company’s directors and officers will be obligated to comply with the disclosure requirements of Section 16 of the Securities Exchange Act of 1934 with respect to any such purchases.

While federal courts have held that not all factors need to be present to find a tender offer, the balance of the factors in this situation strongly supports a determination that purchases of the Company’s common stock by its founders and their affiliates will not constitute a tender offer.

5.             In your amendment, please revise to disclose the amount currently in the trust.

Response:

The Company has revised the Registration Statement throughout to disclose the amount held in the trust as of October 9, 2009.

6.             Throughout your prospectus you rely heavily on the use of defined terms. Please revise your prospectus throughout to reduce the use of defined terms. For example, you capitalize terms such as “Merger Agreement,” “Dissenting Shares,” “Merger Proposal,” etc. Because you are using these terms for their common meanings, you could safely eliminate the initial capital letters without causing confusion. Your prospectus should be written in compliance with the plain English rules. See Rule 421 of Regulation C.

Response:

The Company has revised the Registration Statement throughout in response to the Staff’s comment.

Outside Front Cover Page of Prospectus

7.             Much of the information that you include here is very detailed and is repeated in the summary. Information that is not required by Item 501 of Regulation S-K or is not key to an investment decision is more appropriate in the prospectus summary or the body of the prospectus. Please limit the cover page to one page, as required by Item 501.

Response:

The Company has revised the outside front cover page of the prospectus in response to the Staff’s comment.

8.             Please remove the references to information incorporated by reference and the important business and financial information about Prospect and Kennedy-Wilson that is not included or delivered with this document. You must include all required and material information in the prospectus and registration statement.

Response:

The Company has revised the outside front cover page of the prospectus in response to the Staff’s comment.

Notice of Special Meeting of Warrantholders

9.             Rule 14a-4(a)(3) requires that the form of proxy “identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters.” It appears that you intend to “bundle” the amendment of the public warrants with the amendment of the sponsor warrants. Please unbundle sub-item (2) from Item 1 regarding the amendment and restatement of the terms of the sponsor warrants purchased by certain affiliated parties.

Response:

The terms of both the public warrants and the sponsor warrants are defined by a single warrant agreement.  Section 18 of the warrant agreement provides that it may be amended by the Company and the warrant agent with “the consent of the holders of Warrants exercisable for a majority of the Warrant Shares issuable on exercise of all outstanding Warrants that would be affected by such amendment.”  Accordingly, the Company respectfully submits that the amendment is properly presented as a single proposal for approval by the holders of a majority of its outstanding warrants since all such holders, including holders of both public warrants and sponsor warrants, are affected by the amendment.  The Company has clarified its disclosure regarding the warrant amendment proposal throughout the Registration Statement to clarify that the Company is seeking approval of a single warrant agreement amendment (see, for example, page 3).

Notice of Special Meeting of Stockholders

10.           In the next amendment, please unbundle the items now grouped together as Item (2) regarding the amendment and restatement of your certificate of incorporation, except to the extent the changes to the certificate of incorporation are immaterial. For example, the increase in authorized shares should be identified as a separate matter. You can make passage of one unbundled item contingent upon passage of another.

Response:

The Company has revised the Registration Statement throughout in response to the Staff’s comment.

Table of Contents, page i

11.           Please provide a specific page number for where shareholders can locate information about conversion rights and the process by which a shareholder can elect to convert his or her shares. To that effect, we note that throughout the registration statement, you refer investors to various sections of the prospectus for further information. Prior to effectiveness, please update these references to provide for specific page numbers.

Response:

The Company has revised the Registration Statement throughout in response to the Staff’s comment.

Questions and Answers for Prospect Stockholders and Warrantholders About the Proposals, page 5

12.           The Q&A should not repeat any information that appears in the summary and vice versa. For example, information from the following Q&As is repeated in the summary:

•              Why am I receiving this proxy statement/prospectus?

•              What vote is required to approve the proposals presented at the special meeting of Prospect warrantholders?

•              What vote is required to approve the proposals presented at the special meeting of Prospect stockholders?

•              How will Prospect’s directors and officers vote?

•              What will happen in the Merger?

•              Do I have conversion rights?

•              Do I have appraisal rights if I object to the proposed acquisition?

•              Do Kennedy-Wilson Holders have appraisal rights if they object to the proposed acquisition?

•              What happens if the Merger is not consummated?

Please revise to eliminate repetition between your Q&A and summary section.

Response:

The Company has revised the Registration Statement in response to the Staff’s comment.

Summary of the Material Terms of the Merger, page 1

13.           Please tell us why you believe “aggregate value” is an appropriate, balanced measure that represents the real estate that Kennedy-Wilson holds. We note that this figure is as of the time of the initial investment and, therefore, would not reflect any material impairments in value, and that the figure includes investments by unaffiliated third parties.

Response:

The Company and Kennedy-Wilson believe that “aggregate value” is an appropriate, balanced measure because it represents the amount of total capital deployed by Kennedy-Wilson and third parties in the acquisition of assets for which Kennedy-Wilson is the general partner.  This figure discloses the actual amount of assets acquired by Kennedy-Wilson historically and is not meant to represent the market value of these assets today, which the Company and Kennedy-Wilson believes to be speculative.

Summary of the Proxy Statement/Prospectus, page 18

The Merger and the Merger Proposal, page 20

14.           We note your statement that the merger met all of the requirements disclosed in the IPO registration statement Please consider the appropriateness of this statement in light of the fact that Kennedy-Wilson is not in the financial services industry, which was the target industry disclosed in your IPO registration statement, and that you did not contemplate an amendment to the warrants in the IPO registration statement.

Response:

The Company respectfully submits that Kennedy-Wilson’s business is of the sort described on pages 63-64 of the Company’s IPO registration statement.  The Company indicated that a focus of its search would be on the asset management sector of the financial services industry and that potential targets within this sector would include real estate investment managers, property managers and brokers.  The Company included the following description of these potential targets: “Real estate investment managers, property managers and brokers — Real estate investment managers buy, manage and sell real estate properties on behalf of separate account clients and commingled investment pools. Real estate property managers oversee the day-to-day operations and business plans for real estate properties. Real estate brokers generate commissions for arranging sales and leases of real estate properties.”

The Company acknowledges that an aspect of Kennedy-Wilson’s business that is not covered in the foregoing description is Kennedy-Wilson’s investments in real estate, but the Company notes that its business purpose as set out in its charter was not limited to the pursuit of financial services companies.  Further, the Company notes that its stockholders have the opportunity to vote to approve the transaction with the benefit of the significant disclosure regarding Kennedy-Wilson’s business contained in the Registration Statement, and that stockholders who do not approve of the transaction may elect to receive their cash portion of the trust account.

With respect to the amendment to the warrants, as discussed in the Company’s response to comment 2 above, the warrant agreement governing the Company’s warrants expressly permitted amendment, and there was no disclosure in the IPO registration statement that said that the warrants would not be amended.  Therefore, the Company respectfully submits that the proposed amendment to the warrant agreement is not inconsistent with the registration statement for the IPO.

Fairness Opinion, page 21

15.           Please delete the statement that the summary of the Houlihan Smith opinion is “qualified in its entirety by reference to the full text of the opinion.” Investors are entitled to rely upon your disclosure. Please also delete the similar statement where it appears elsewhere in the prospectus.

Response:

The Company has revised pages 24 and 109 of the Registration Statement in response to the Staff’s comment.

Risk Factors, page 38

16.           Please expand your summary section to include a risk factor discussion highlighting the material risks related to the merger, the related transactions and Kennedy-Wilson. Your discussion should be as prominent as the discussion of the potential benefits of the merger, the related transactions and Kennedy-Wilson in the summary section.

Response:

The Company has revised pages 34-35 of the Registration Statement in response to the Staff’s comment.

Selected Unaudited Pro Forma Condensed Consolidated Financial Statements, page 40

17.           We note your disclosure here and elsewhere in the document that the public warrants can be settled in cash at the option of the holder and that a portion of the warrants must be settled in cash. Explain, to us how you have applied the guidance in EITF 00-19 in determining that the warrants should be classified as a component of equity.

Response:

The public warrants were classified as a component of equity when issued.  As a condition of the merger between the Company and Kennedy-Wilson, the warrant agreement governing the terms of all of the Company’s warrants must be amended to provide that each holder of public warrants elect to either receive a cash payment of $0.55 per public warrant at closing or to continue to hold his, her or its public warrants, which will be amended to provide for an exercise price of $12.50 per share (increased from $7.50 per share), a redemption trigger price of $19.50 per share (increased from $14.50 per share), and an expiration date of November 14, 2013 (extended from November 14, 2012).  Pursuant to the terms of the warrant amendment, no more than 50% of the outstanding public warrants may remain outstanding.  Accordingly, the Company will be required to pay the cash amount for a minimum of 12,500,000 public warrants and a maximum of 25,000,000 public warrants for an aggregate cash payment at closing ranging from $6,875,000 to $13,750,000, respectively.  The cash payment condition will only exist for a moment at the closing of the merger when a public warrant can become a cash obligation, conditional upon (1) there being a closing, and (2) the holder thereof electing the cash option (or being required to receive cash in the event holders of more than 50% of the public warrants elect to continue to hold their amended public warrants).  There is no further cash election feature in the amended public warrants.

The Company considered the provisions of SFAS No. 133, as well as the provisions of EITF 00-19, and applied them to determine the accounting for the treatment of the public warrants in the merger.  For the reasons outlined above, the Company determined that the cash election feature is a transitory provision that lasts for only a moment at closing.  Once the election to receive cash is made, that obligation would be a current liability, which is then funded and paid immediately.  If a public warrantholder elects to continue to hold an amended public warrant, those warrants would continue to be classified as permanent equity, and the Company will be required under generally accepted accounting principles to classify them as a component of equity at the closing the merger.  The unaudited pro forma condensed consolidated balance sheet at June 30, 2009 properly accounts for the financial impact of the payment for such public warrants by taking into account the minimum and maximum cash payments.  In a maximum cash payment scenario, 100% of the public warrants will have been redeemed and canceled.  In a minimum cash payment scenario, no less than 50% of the outstanding public warrants will have been cashed out and canceled, and the remaining amended and restated public warrants will have no cash election feature and will, therefore, be properly classified as a component of equity upon issuance.

Accordingly, the Company believes that it has properly accounted for the treatment of the public warrants under the merger in the pro forma financial statements.

Kennedy-Wilson Holdings, Inc.

Pro Forma Summary Unaudited Financial Information, page 42

18.           Please revise your disclosure to include net income.

Response:

The Company has revised page 44 of the Registration Statement in response to the Staff’s comment.

Risk Factors, page 45

19.           We note that several risk factor subheadings merely state general facts about your business. For example, we note the following subheadings:

•              “Kennedy-Wilson may be subject to additional risks resulting from increased operations in Japan,” page 47;

•              “Kennedy-Wilson’s revenues and earnings may be affected by foreign currency fluctuations,” page 47;

•              “Kennedy-Wilson’s joint venture activities involved unique risks,” page 48;

•              “Kennedy-Wilson’s operating results may vary from quarter to quarter,” page 48;

•              “The real estate services, and investment businesses are highly competitive,” page 49; and

•              “Kennedy-Wilson has insurance coverage limitations,” page 54.

Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk. Potential investors should be able to read a subheading and understand the risk as it specifically applies to you.

Response:

The Company has revised the risk factor subheadings on pages 47-54 and 56 in response to the Staff’s comment.

20.           Each risk factor should contain a single, discreet risk. We note that many of your risk factors present multiple risks to investors, such as the risks presented under the following subheadings:

•              “Kennedy-Wilson’s real estate investments involve risk of losses and fluctuations in operating results,” page 45;

•              “Kennedy-Wilson may lose property management agreements or client relationships,” page 49; and

•              “As a result of the Merger, the ownership interest of Prospect’s current stockholders will be substantially reduced . . .,” page 61.

Please review your risk factors and revise as necessary to present separate and distinct risk factors and subheadings.

Response:

The Company has revised pages 48, 52, 54 and 67 of the Registration Statement in response to the Staff’s comment.

If Kennedy-Wilson is unable to raise additional debt and equity capital . . . ., page 46

21.                                 Please quantify Kennedy-Wilson’s capital needs for the next 12 months and describe the sources Kennedy-Wilson intends to rely on to fund these capital needs.

Response:

The Company has revised page 49 of the Registration Statement in response to the Staff’s comment.

“Kennedy-Wilson may be subject to additional risks resulting from increased operations in Japan,” page 47

22.                                 We note that you have included a bulleted presentation of potential causations for volatility and difficulty to Kennedy-Wilson’s business in Japan. To the extent that any of these bulleted points are material risks, please provide a separate risk factor that highlights the magnitude of such risk to your investors.

Response:

The Company believes that the only independently material risk related to Kennedy-Wilson’s operations in Japan is with respect to currency fluctuations.  To avoid duplicative disclosure, the Company has removed this risk factor from the bulleted presentation as this risk is already disclosed in the subsequent risk factor heading.

“Kennedy-Wilson’s operating results may vary from quarter to quarter,” page 48

23.                                 Please avoid presenting duplicative risk factors. For example, in the first paragraph following the subheading, you state that the timing of certain real estate investments causes fluctuation in Kennedy-Wilson’s financial performance. You have already discussed this risk under the subheading, “Kennedy-Wilson’s real estate investments involve risk of loss and fluctuations in operating results,” on page 45. Please revise to remove the duplicative disclosure.

Response:

The Company has revised pages 47, 49, 51 and 52 of the Registration Statement in response to the Staff’s comment.

“Kennedy-Wilson may lose property management agreements or client relationships,” page 49

24.                                 In the second paragraph under this subheading, you state that “Kennedy-Wilson believes many of its clients will continue to use its services for their current holdings and will engage Kennedy-Wilson for newly acquired properties.” This is mitigating language. Generally, you should limit your Risk Factors section to an identification and brief description of each material risk. You may elaborate on the factors employed to minimize identified material risks in other places in the prospectus. Please revise.

Response:

The Company has revised page 55 of the Registration Statement in response to the Staff’s comment.

Special Meeting of Prospect Warrantholders and Special Meeting of Prospect Stockholders, page 69

Prospect Founders, page 76

25.                                 We note that Prospect founders, Kennedy-Wilson and Kennedy-Wilson shareholders and/or their respective affiliates may purchase shares or enter into transactions that would provide incentives to vote shares of common stock in favor of the Merger Proposal and Warrant Amendment Proposal. Please revise to clarify how Prospect founders will select shareholders from which to purchase shares and how you will notify all other shareholders of any such arrangements. Please discuss the basis for providing incentives to some shareholders but not all shareholders of the same class of securities. Also, clarify if they will select shareholders who have already submitted votes via proxy, at the meeting or those who have made their conversion demands.

Response:

The Company has revised pages 33 and 80 of the Registration Statement in response to the Staff’s comment.

26.                                 Please revise to explain how the affiliates, Kennedy-Wilson and Kennedy-Wilson shareholders would proceed with their purchases. Discuss how they would target and solicit shareholders. Clarify if you will share voting information with them.

Response:

The Company has revised page 80 of the Registration Statement in response to the Staff’s comment.

The Merger Proposal, page 83

Management Bonuses, page 84

27.                                 Please explain why only Mr. McMorrow and Ms. Ricks are potentially entitled to receive cash bonuses upon the consummation of the merger.

Response:

The compensation committee of Kennedy-Wilson’s board of directors made the determination that it was appropriate to pay cash bonuses to only Mr. McMorrow and Ms. Ricks upon consummation of the merger after taking into account several factors.  These factors included: (1) the primary roles Mr. McMorrow and Ms. Ricks played in negotiating the terms of the merger and the merger agreement and (2) the amendments to Mr. McMorrow’s and Ms. Ricks’ employment agreements (see page 230 of the Registration Statement for a description of the amendments) eliminating their rights to receive cash lump sum payments otherwise due upon a “Change in Control” (the provisions that will be eliminated are described in the fourth sentence under the heading “Mr. McMorrow” and the third sentence under the heading “Ms. Ricks” on page 227 of the Registration Statement).

28.                                 We note that if the merger is not consummated by November 15, 2009, bonus payments of $4.85 million to Mr. McMorrow and $2.0 million to Ms. Ricks will be repaid to Kennedy-Wilson. Please confirm to us that the initial payment of these bonuses on October 15, 2009 will be paid by Kennedy-Wilson, and not from funds in the Prospect’s trust account.

Response:

The Company confirms that the October 15, 2009 payment of bonuses to Mr. McMorrow and Ms. Ricks will be paid by Kennedy-Wilson, and not from funds in the Company’s trust account.

29.                                 Please explain why the repayment of the bonuses is based on November 15, 2009 when the merger is required to be completed by November 13, 2009.

Response:

The compensation committee of the board of directors of Kennedy-Wilson made its decision to base the bonus repayment on a failure to complete the merger by November 15, 2009 (rather than November 13, 2009) because, at the time the employment agreement amendments were being drafted, the latest possible date for completion of the merger had not been determined with certainty.  Technically, the merger must be completed by November 14, 2009 or the Company’s corporate existence will terminate, but, as noted above in the Company’s response to comment 1, November 14, 2009 is a Saturday and the office of the Secretary of State of the State of Delaware is not open to accept the filing of the merger certificate.  The Kennedy-Wilson compensation committee believed that the use of a November 15, 2009 repayment date (as opposed to an earlier date) provides a reasonable amount of time after the merger deadline for Mr. McMorrow and Ms. Ricks to repay the bonus from a logistical standpoint.

Note Forgiveness, page 85

30.                                 Please disclose why it was determined that the promissory note should be forgiven rather than requiring full repayment of the note prior to consummation of the merger. To that effect, we note that Mr. McMorrow will receive up to $11.7 million in bonuses as a result of consummating the proposed merger.

Response:

The Company has revised pages 89 and 125 of the Registration Statement in response to the Staff’s comment.

Assumption of Guardian Note, page 85

31.                                 Please disclose why it was determined that Prospect should assume the Guardian Note.

Response:

The Company has revised pages 64, 88 and 126 of the Registration Statement to clarify that the Guardian Note is not being assumed by the Company, but rather following consummation of the merger, the Guardian Note will become convertible into shares of Prospect common stock pursuant to the terms of the Guardian Note and the merger agreement.

Background of the Merger, page 87

32.                                 Please note that this section should not be limited to only details regarding Prospect’s efforts with Kennedy-Wilson. Please revise to discuss, in detail, the efforts and experience of Prospect and its management in pursuing an operating entity, including those entities referenced in the table on page 90. The disclosure should not contain generic references to discussion or negotiations between the parties, but instead, it should describe the substance of those discussions and negotiations in more detail. Furthermore, please identify the persons involved with each contact or negotiation or explain why such identification is not possible.

Response:

The Company has revised pages 92-94 of the Registration Statement in response to the Staff’s comment.

33.                                 Provide us supplementally with copies of any non-public information that was exchanged between the boards and managements of Prospect and Kennedy-Wilson in the merger negotiations that were not filed with the registration statement, including all analysts’ reports, financial forecasts and projections used by Prospect, Kennedy-Wilson and their financial advisors. In addition, to the extent that the information has not been disclosed in the document, provide us the basis for your conclusion that the non-public information is not material and therefore, need not be disclosed.

Response:

The Company supplementally has provided the Staff copies of an investor presentation provided by Kennedy-Wilson to the Company and projections prepared by Kennedy-Wilson for the Company’s management team.  The Company believes that the information contained in these materials which is material to its stockholders and warrantholders in their voting decisions and which is required by Form S-4 has been disclosed in the Registration Statement.  There is not a requirement in Form S-4 to disclose financial forecasts or projections of Kennedy-Wilson and this information is uncertain.

34.                                 We note that in the registration statement for your initial public offering that you intended to acquire a financial services company and that your officers and directors had significant experience in the financial services industry. Here, you have determined to acquire a real estate company. Please explain why you decided to deviate from your original acquisition plan and explain what aspects about your officers’ and directors’ business experiences provides them with expertise in performing due diligence on a real estate company. Furthermore, please consider adding additional disclosure to your Risk Factors section as appropriate.

Response:

As indicated above in the Company’s response to comment 14, the Company’s transaction with Kennedy-Wilson is consistent with its original acquisition plan, as it had indicated in its IPO registration statement that “Real estate investment managers, property managers and brokers” might be considered as an aspect of the overall asset management sector of the financial services industry.  The Company’s management team has significant operational and acquisition experience in the asset management sector, as do several of its board members.  Given that managing real estate assets is an important component of Kennedy-Wilson’s business, the Company’s management team and board were in a position to conduct due diligence on the core aspect of the Kennedy-Wilson business.  In addition, the Company engaged the real estate investment banking services of its financial advisor, Citigroup, to add additional expertise to its due diligence activities.

35.                                 We note that you began a wide search for potential target companies after completing your initial public offering. Please identify the investment bank firms, private equity firms, consulting firms and others who introduced you to targets.

Response:

The Company has revised pages 93-94 of the Registration Statement in response to the Staff’s comment.

36.                                 Please explain why you engaged two financial advisors, Citigroup and De Guardiola. Please disclose when you engaged each financial advisor in connection with the merger and clarify the respective role of each financial advisor.

Response:

The Company has revised page 96 of the Registration Statement in response to the Staff’s comment.

Prospect’s Board of Directors’ Reasons for Approval of the Merger, page 94

37.                                 Please disclose the names of the publicly traded companies that your board of directors deemed were similar to Kennedy-Wilson. Please disclose the criteria used to select the public companies used in this analysis. If any company met the criteria but was excluded from the analysis, please identify the company and explain why it was excluded. To the extent that these companies were different than the ones used in Houlihan Smith’s comparison, please explain why. To that effect, please confirm if the list of companies presented on page 96 is exhaustive.

Response:

The Company has revised page 99 of the Registration Statement in response to the Staff’s comment.

38.                                 We note that Houlihan Smith determined that Kennedy-Wilson’s fair market value “was at least equal to $194 million.” Please disclose if that was the same fair market value that the board applied to Kennedy-Wilson in making its determination. To the extent that the board determined that Kennedy-Wilson’s fair market value differed than the value determined by Houlihan Smith, please quantify that value and explain how the board reached its conclusion.

Response:

The Company has revised page 101 of the Registration Statement in response to the Staff’s comment.

39.                                 We note that Houlihan Smith’s conclusion is based on the midpoint of the fair market value indicated by its methodologies, and that the low-end of the range may not exceed 80% of the balance in the trust account. Please disclose what consideration the board gave to the range of values computed by Houlihan Smith.

Response:

The Company has revised page 99 of the Registration Statement in response to the Staff’s comment.

40.                                 We note that the board determined that the merger and related transactions were in the best interests of your stockholders. Please revise to clarify if the noted determination included the consideration of purchases, incentives and non-cash arrangements that may be used to influence shareholder votes and guide the outcome of approval.

Response:

The Company has revised page 101 of the Registration Statement in response to the Staff’s comment.

41.                                 Please provide more disclosure about the board’s determination that the consideration to be paid by Prospect was fair to its stockholders.

Response:

The Company has revised page 101 of the Registration Statement in response to the Staff’s comment.

42.                                 Please clarify that you have discussed all the material factors considered by the boards.

Response:

The Company has revised page 100 of the Registration Statement in response to the Staff’s comment.

Comparable Company and Comparable Transaction Valuation Metrics, page 96

43.                                 Please provide detail about the comparisons that the board made with the companies listed on page 96. Disclose the valuation metrics, how those metrics were determined, the assumptions and calculations underlying those metrics and how they influenced the board’s determination.

Response:

The Company has revised pages 101-102 of the Registration Statement in response to the Staff’s comment.

Additional Factors, page 96

44.                                 We note your disclosure that certain of your officers and directors “may” have different interests than your stockholders. It appears that the different interests do, in fact, exist, even if they do not act on such interests. Please revise to clarify. Also, revise to identify the “certain” officers and directors who have different interests.

Response:

The Company has revised page 103 of the Registration Statement in response to the Staff’s comment.

45.                                 Please confirm that you have included all material negative factors that the board considered in making its determination to recommend the merger to your stockholders. To that effect, we note that you have neither discussed possible rescission and damages claims, nor the fact that it was determined to pursue a real estate company with which to merge rather than a financial services business as adverse factors.

Response:

The Company confirms that it has included all material negative factors that its board of directors considered in making its determination.

Satisfaction of 80% Test, page 97

46.                                 Please revise to explain what you mean by the “financial analysis Prospect generally used to approve the transaction.” Please describe each material analysis used by the board and its conclusions.

Response:

The Company has revised page 103 of the Registration Statement in response to the Staff’s comment.

47.                                 In this section, please quantify the amounts that the board determined constituted the fair market value of Kennedy-Wilson and the trust account as the time of making its determination. Describe the basis for each determination.

Response:

The Company has revised pages 102-103 of the Registration Statement in response to the Staff’s comment.

Kennedy-Wilson Board of Directors’ Reasons for Approving the Merger, page 99

48.                                 Please tell us why you have not included a discussion and copy of the opinion of Berkshire Capital Securities LLC.

Response:

The Berkshire Capital fairness opinion was given to the board of directors of Kennedy-Wilson and relates to the fairness of the transaction to the stockholders of Kennedy-Wilson.  It was not reviewed or relied on by the board of directors of the Company.  Because the Registration Statement is being sent to, and for the use of, the Company’s stockholders and warrantholders and not the Kennedy-Wilson stockholders, and because the opinion does not address the fairness of the transaction to the stockholders of the Company, the Company did not include a copy of or discussion of the opinion in the Registration Statement.

Fairness Opinion, page 102

49.                                 Please provide us with copies of all the materials that Houlihan Smith prepared in connection with its fairness opinion or otherwise provided to the board, including, among other things, any “board books,” drafts of fairness opinions and summaries of all oral presentations made to the board.

Response:

The Company supplementally has provided the information requested in the Staff’s comment.

50.                                 Please describe in more detail the board’s method of selection of Houlihan Smith. Refer to Item 1015(b) of Regulation M-A for guidance.

Response:

The Company has revised page 109 of the Registration Statement in response to the Staff’s comment.

51.                                 Please describe the “certain losses” for which you are required to indemnify Houlihan Smith.

Response:

The Company has revised page 109 of the Registration Statement in response to the Staff’s comment.

52.                                 We note that in rendering the fairness opinion, Houlihan Smith relied on financial projections prepared by Kennedy-Wilson’s management and other information about Kennedy-Wilson. Please revise your disclosure to describe the financial projections relied upon and to summarize the other information that is material to the fairness opinion. We note that the fairness opinion prepared by Houlihan Smith states that “[t]he Opinion shall be used only (i) by the Board in evaluating the Merger Consideration to be paid by the Acquirer for the target . . . “ (emphasis added). This appears to be a limitation on reliance by shareholders and because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for Houlihan Smith’s belief that shareholders cannot rely upon the opinion to support any claims against Houlihan Smith arising under applicable law.

Response:

The Company has revised page 4 of Annex F and page 110 of the Registration Statement in response to the Staff’s comment.

53.                                 We note that while there is significant disclosure on conclusions regarding Kennedy-Wilson’s fair market value, there is very little disclosure about Houlihan Smith’s determination that the consideration to be paid by Prospect in conjunction with the merger is fair. Please provide more detail about Houlihan Smith’s determination that the consideration to be paid is fair and also disclose what effect, if any, was given to the inclusion of the following in the total consideration to be paid:

•                                          Forgiving the promissory note owed by Mr. McMorrow;

•                                          The bonuses to be provided to certain management individuals of Kennedy-Wilson; and

•                                          Assuming the Guardian Note.

To the extent that the above items were not determined to be part of the total consideration, please explicitly state that in your prospectus and explain why not.

Response:

The Company has revised pages 113 and 118 of the Registration Statement in response to the Staff’s comment.

Income Approach—Discounted Cash Flow Method, page 106

54.           Please provide additional disclosure as to how Houlihan Smith arrived at the equity value for Kennedy-Wilson. For example, disclose the net cash flows, the projected period and the net interest bearing debt. Please also explain, quantifying your explanation, why the revised information regarding depreciation and capital expenditures resulted in a greater valuation.

Response:

The Company has revised page 113 of the Registration Statement in response to the Staff’s comment.

Market Approach, page 107

55.           Please expand your discussion of how Houlihan Smith arrived at the fair market value of the direct real estate segment. For example, disclose properties’ net operating income, the overall capitalization rate used, appraisal values, value from units sold applied to the number of remaining units, recent purchase price, book value, or company estimates from previous sales. Explain how these methodologies resulted in the fair market value disclosed.

Response:

The Company has revised page 114 of the Registration Statement in response to the Staff’s comment.

Guideline Public Company Method, page 107

56.           Please revise to provide the date when the initial public offerings of the companies listed on page 108 commenced.

Response:

The Company has revised page 115 of the Registration Statement in response to the Staff’s comment.

57.           Please disclose in more detail the criteria used to select the public companies used in this analysis. If any company met the criteria but was excluded from the analysis, please identify the company and explain why it was excluded. Provide similar disclosure in the “Comparable Transactions Method” section.

Response:

The Company has revised pages 114 and 116 of the Registration Statement in response to the Staff’s comment.

58.           Please revise your disclosure to provide additional disclosure about the underlying data used to calculate the median multiples. For example, please disclose multiples calculated for each comparable company and how Houlihan Smith arrived at the median. Provide similar disclosure in the “Comparable Transactions Method” section.

Response:

The Company has revised pages 115 and 117 of the Registration Statement in response to the Staff’s comment.

59.           Please disclose the discount rate applied to Kennedy-Wilson’s estimated 2009 revenue and EBITDA and how Houlihan Smith arrived at the range of equity value of $101.4 million (based on revenue multiple) to $262.1 million (based on EBITDA multiple) based on the discussion in this section. Provide similar disclosure in the “Comparable Transactions Method” section.

Response:

The Company has revised pages 115 and 117 of the Registration Statement in response to the Staff’s comment.

60.           Please also describe how Houlihan Smith arrived at the “estimated equity value for Prospect pro forma for the Merger of $555.1 million” and what this means. Provide similar disclosure in the “Comparable Transactions Method” section.

Response:

The Company has revised pages 116 and 117 of the Registration Statement in response to the Staff’s comment.

Comparable Transactions Method, page 108

61.           We note that all of the transactions that Houlihan Smith reviewed were initiated in 2007 and 2008. Please revise to state when the transactions were completed. To the extent that some of the transactions were completed in fiscal 2007 or by the fall of 2008, please discuss why such transactions are useful for comparison in light of the substantial time that has passed since they were completed and the intervening downturn in the real estate market and global economy.

Response:

The Company has revised page 116 of the Registration Statement in response to the Staff’s comment.

Material United States Federal Income Tax Consequences, page 110

Tax Consequences of the Merger to United States Holders of Kennedy-Wilson Stock, page 111

62.           We direct your attention to the following statement: “If the Merger is treated as such a reorganization . . . .” Please inform counsel that is inappropriate to assume the legal conclusion underlying the opinion. Here, the tax treatment depends on whether or not the merger will qualify as a reorganization and therefore, counsel must opine on this matter. Please revise accordingly.

Response:

The Company has revised pages 41 and 119 of the Registration Statement in response to the Staff’s comment.

The Merger Agreement, page 115

Effect of Termination, page 127

63.           Please disclose material termination fees, if any, that Prospect will be obligated to pay should the merger not be consummated.

Response:

The Company has revised pages 40 and 135 of the Registration Statement in response to the Staff’s comment.

Kennedy-Wilson Holdings, Inc. - Unaudited Pro Forma Condensed Consolidated Statement of Operations, page 136

Pro Forma Adjustment (1), page 137

64.           Explain to us your basis for eliminating the historical operations of Prospect from the pro forma operations.

Response:

The Company believes that the pro forma adjustment no. 1 for the year ended December 31, 2008 and the six months ended June 30, 2009 properly eliminates the historical results of operations of the Company under a reverse recapitalization in accordance with the guidance provided in Article 11 of Regulation S-X on pro forma financial information.  If the transaction contemplated herein had been completed on the first day of each such reporting period, the general and administrative expenses incurred by the Company seeking to complete a business transaction would not have been incurred, and the interest income earned on the funds held in the Company’s trust account would not have been earned because such funds would have been expended to fund the operations of Kennedy-Wilson.  Furthermore, under reverse recapitalization accounting, the operations of Kennedy-Wilson will become the Company’s operations for all periods presented on a retroactive basis.  Accordingly, the operations of the Company during the period of time that it was a standalone entity prior to the business combination will be permanently eliminated, and they will not be included in historical or current financial statements filed after the closing of the transaction.

Pro Forma Adjustment (5), page 137

65.           Given that you have adjusted the incremental expense related to restricted shares issued in conjunction with the merger transaction for the expense stock based compensation included in the historical Kennedy-Wilson financial statements, explain to us how you determined that this adjustment would be necessary.

Response:

Adjustment no. 4 to the unaudited pro forma condensed consolidated statement of operations for the six months ended June 30, 2009 represents the incremental cost associated with the 3,840,000 restricted shares which will be issued to Kennedy-Wilson management.  The cost of the 3,840,000 restricted shares will be charged to operations over the five year vesting period.

Unrelated to the 3,840,000 shares referred to in adjustment no. 4, the unvested portion of restricted shares of Kennedy-Wilson’s common stock issued to Mr. McMorrow in 2001 and 2002 will, by the terms of the agreement between Mr. McMorrow and Kennedy-Wilson, be accelerated as of the closing of the merger.  Because of this accelerated vesting provision, and because it is assumed in Kennedy-Wilson’s unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2008 and the six months ended June 30, 2009 that the merger had occurred at the beginning of each respective reporting period, there would not have been any charge to operations for the fair value of the vested portion of such restricted stock in either reporting period.  Accordingly, adjustment no. 5 to the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2008 and the six months ended June 30, 2009 represents the elimination of the charge to operations for the fair value of these restricted shares during such periods.

The Company has revised the description of adjustment no. 5 on pages 145 and 148 of the Registration Statement to clarify the description and purpose of the adjustment.

The Director Election Proposal, page 156

Independence of Directors, page 160

66.           Please disclose the names of the directors who will be determined to be independent post-merger in compliance with AMEX.

Response:

The Company has revised page 171 of the Registration Statement in response to the Staff’s comment.

Audit Committee, page 160

67.           It appears that you have already determined the individuals who will serve on the audit committee post-merger. Please identify the individual who will be a financial expert within the meaning of Item 407(d)(5)(ii) of Regulation S-K.

Response:

The Company has revised page 171 of the Registration Statement in response to the Staff’s comment.

Business of Kennedy-Wilson, page 182

68.           Please revise your disclosure to indicate if Kennedy-Wilson intends to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes.

Response:

The Company has revised page 193 of the Registration Statement in response to the Staff’s comment.

KW Investments, page 182

69.           Please provide more disclosure about Kennedy-Wilson’s policies with respect to investing in real estate. For example, please disclose the following information:

•              The geographic area or areas in which Kennedy-Wilson proposes to invest;

•              The method of operating its real estate properties;

•              Kennedy-Wilson’s policy as the amount or percentage of assets that will be invested in any specific property; and

•              Any other material policies with respect to the ownership and operation of real estate properties.

Response:

The Company has revised page 193 of the Registration Statement in response to the Staff’s comment.

70.           We note that Kennedy-Wilson co-invests in the acquisition of various types of properties. For each materially important property in which Kennedy-Wilson has an investment, please disclose the following information about that property:

•              The location and general character;

•              The nature of Kennedy-Wilson’s title to, or interest, in it;

•              The nature and amount of all material mortgages, or other liens or encumbrances against it, including the principal amount of each material encumbrance, the interest and amortization provisions, the pre-payment provisions and the maturity date and balance due at maturity assuming no payment has been made on principal in advance of the due date;

•              The principal terms of any lease of such property, or contract to purchase or sell it;

•              Any proposed program for the renovation, improvement or development of it; and

•              The general competitive conditions to which the property may be subject.

Response:

The Company has revised page 193 of the Registration Statement in response to the Staff’s comment.

71.           Please provide the following information with respect to Kennedy-Wilson’s real estate properties and investments:

•              The occupancy rate of any material property and occupancy rate on a portfolio basis for the last five years;

•              The number of tenants occupying ten percent or more of rentable square footage and the principal business of such tenant;

•              The principal business, occupations and profession carried on in or from material properties; and

•              The average effective annual rental per square foot or unit for each material property for each of the last five years.

Response:

The Company has revised pages 195-197 of the Registration Statement in response to the Staff’s comment.

72.           Please provide a schedule of lease expirations for each of the ten years starting with the year in which this registration statement was filed that includes the following information:

•              The number of tenants whose leases will expire;

•              The total area in square feet covered by such leases;

•              The annual rental represented by such leases; and

•              The percentage of gross annual rental represented by such leases.

Response:

The schedule of lease expirations for Kennedy-Wilson’s three material properties is included in the disclosure provided in response to comment 71 above. All leases for these properties expire by 2010.

Kennedy-Wilson Strengths, page 184

73.           Please disclose why Kennedy-Wilson believes it has a “unique platform.”

Response:

The Company has revised page 198 of the Registration Statement in response to the Staff’s comment.

Kennedy-Wilson’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 191

74.           Please revise the “Overview” section to describe the most important matters on which Kennedy-Wilson’s management focuses in evaluating its financial condition and operating performance and provide the context for the discussion and analysis of the financial statements. The Overview should identify and address those key variables and other qualitative and quantitative factors that are peculiar to and necessary for an understanding and evaluation of Kennedy-Wilson. This discussion should address both past and prospective financial condition and operating performance, including a discussion of known material trends and uncertainties.

Response:

The Company has revised pages 205-207 of the Registration Statement in response to the Staff’s comment.

Results of Operations, page 195

75.           We note that Kennedy-Wilson’s business has two reportable segments: (1) services and (2) investments. Please revise the results of operations to discuss such segments separately or explain why such presentation would not be beneficial to investors.

Response:

The Company has revised pages 211-214 of the Registration Statement in response to the Staff’s comment.

Kennedy-Wilson Consolidated Financial Results and Comparison of six months ended June 30, 2009 and six months ended June 30, 2008, page 195

Revenues, page 195

76.           We note your disclosure here that gains on sales of properties have been included in revenue. Explain to us how you determined that these amounts would not be more appropriately classified as a component of non-operating income (expense) in accordance with Rule 5-03 of Regulation S-X.

Response:

In circumstances where Kennedy-Wilson has significant continuing involvement with the property, these revenues from the sale of real estate, including the operations of these properties, are included in continuing operations.  Kennedy-Wilson includes revenues from the sales of real estate, in these cases, in revenues as Kennedy-Wilson’s business is the acquisition and disposition of real estate either through wholly or majority owned entities and joint ventures.  The operations of these real estate assets are integrated into the operations of Kennedy-Wilson through Kennedy-Wilson providing property management, asset management, construction management, and leasing services.  Given these factors, revenues from the sale of real estate is properly included in revenues in accordance with Rule 5-03 of Regulation S-X.

Liquidity and Capital Resources, page 201

Historical Cash Flows, page 201

77.           Given that Kennedy-Wilson has a history of net cash used in operations and approximately $4 million of availability on its $30 million line of credit, explain to us how you determined that it would be appropriate to disclose that Kennedy-Wilson believes that existing cash plus cash from operations as well as its current lines of credit will provide Kennedy-Wilson with sufficient capital requirements for the foreseeable future.

Response:

While Kennedy-Wilson generates ongoing revenues from the management of various properties, joint ventures, and property funds, Kennedy-Wilson also realizes substantial amounts of income from the sale of real estate subsequent to its acquisition and addition of value.  As such, a substantial driver of Kennedy-Wilson’s revenues and cash is the sale of real estate, whether wholly owned or owned through joint venture arrangements.  Kennedy-Wilson could elect to retain cash generated by sales of joint ventures and real estate but typically elects to re-invest such proceeds, along with any additionally obtained funds, in new investment opportunities.

In accordance with FAS 95 Statement of Cash Flows, these activities are properly included in investing activities, but these activities, while being individually unique, are routine and in the normal course of business for Kennedy-Wilson and are not one time sales of investments or property, plant & equipment.  As such, cash flows from investing activities should be considered in assessing the capital requirements of Kennedy-Wilson.

Based on the foregoing analysis, if Kennedy-Wilson had not elected to make additional discretionary investments, cash flows from operating activities would have been $3.4 million, $62.3 million, and $25.4 million for the years ended December 31, 2008, 2007, and 2006, respectively. Therefore, Kennedy-Wilson believes that existing cash, combined with cash from operating activities and financing activities, will provide sufficient capital for the foreseeable future.

In addition, Kennedy-Wilson has recently paid down its line of credit.  As of September 30, 2009, there was $10.5 million available for future capital requirements.

Executive Compensation, page 207

Kennedy-Wilson Executive Compensation, page 207

Compensation Discussion and Analysis, page 207

78.           Please expand the discussion of Kennedy-Wilson’s compensation awards to explain specifically why each named executive officer received the base salary, bonus and stock option grant that he or she did. For example, your discussion of base salary should explain specifically how each factor, such as individual responsibilities and performance as well as overall company performance, was used to determine individual base salaries and why it was decided to award base salaries based on the respective executive officer’s ability to meet those factors. Please refer to Item 402(b) of Regulation S-K for guidance.

Response:

The Company has revised pages 227 and 228 of the Registration Statement in response to the Staff’s comment.

2009 Stock Option Grants, page 211

79.           Please confirm if the stock options granted in early 2009 were granted in consideration of the named executive officers’ performances for 2008 or if the grants were solely to retain the named executive officers as employees for 2009. To the extent that the grants were for 2008 performance, please include them in the 2008 Summary Compensation Table on page 213.

Response:

As set forth in the expanded discussion under “2009 Stock Option Grants” on page 228 of the Registration Statement, the options granted in early 2009 without performance hurdles took into account the executive’s contributions to Kennedy-Wilson and were intended as retention incentives, as evidenced by the fact that the options were scheduled to vest 1/7 per year over a seven-year period.  The Company believes that none of the value of these options should be reflected in the summary compensation table since, pursuant to Regulation S-K Item 402(c)(2)(vi), only the amount recognized for financial statement purposes for 2008 should be set forth in the table.  Because the options were granted in 2009, no amount was recognized in Kennedy-Wilson’s 2008 financial statements.

Beneficial Ownership of Securities, page 227

80.           For all entities disclosed in the beneficial ownership table, please disclose the natural person with voting or dispositive power.

Response:

Each of HBK Investments L.P., Aldebaran Investments LLC, QVT Financial LP, Hartz Capital, Inc. and Arrowgrass Capital Partners (US) LP purchased shares of the Company’s common stock on the open market and are not affiliated with officers or directors of the Company or Kennedy-Wilson. In accordance with Instruction 3 of Item 403, the Company has relied on the information filed with the Commission by each of these entities pursuant to Section 13(d) or 13(g).  None of these entities disclosed the natural person with voting or dispositive power over their shares.

81.           We note your statement in footnote (17) that Mr. McMorrow disclaims his interest in the shares held by his wife and son. Please note, however, that a person is generally regarded as the beneficial owner of securities held in the name of his or her spouse or minor child. See Securities Act Release 33-4819 (Feb. 14, 1966). We do not object to the disclaimer of beneficial ownership in the footnote, however, the amount of shares shown in the table should reflect all shares beneficially owned. Please revise the beneficial ownership table to include the total amount of shares owned by Mr. McMorrow.

Response:

The Company has revised footnote 17 and the beneficial ownership table on pages 245-248 of the Registration Statement in response to the Staff’s comment.

Price Range of Securities and Dividends, page 246

Kennedy-Wilson, page 247

82.           Please disclose the symbol under which Kennedy-Wilson’s common stock is quoted on Pink Sheets in this section.

Response:

The Company has revised page 265 of the Registration Statement in response to the Staff’s comment.

Financial Statements

Kennedy-Wilson, Inc and Subsidiaries

Consolidated Statements of Income and Comprehensive Income, page F-33

83.           Tell us how your income statement presentation complies with requirements of Rule 5-03 of Regulation S-X. Specifically, explain to us how you determined that it would be appropriate to classify interest income and equity in joint venture income as components of operating income.

Response:

Interest income of $562,000, $865,000 and $646,000 for the years ended December 31, 2008, 2007, and 2006, respectively has been reclassified from revenues to non-operating income (expense).  The Company has revised pages 137, F-33, F-58, F-59, F-60, F-64 and F-72 of the Registration Statement to reflect this change.

The equity in joint venture income has been included in operating income as Kennedy-Wilson largely conducts its business through equity investees that is evidenced by the significance of these assets to total assets of Kennedy-Wilson.  In addition, the operations of these joint ventures (including its wholly owned and majority owned properties) are integrated into the operations of Kennedy-Wilson through the property management, asset management, and disposition services Kennedy-Wilson provides to these equity investees.  This fact is demonstrated by the significance of the related party management and leasing fees and commission revenue.  Therefore, Kennedy-Wilson believes it is appropriate to include equity in joint venture income in operations under § 210.4-01(a).

Consolidated Statement of Cash Flows, page F-35

84.           We note that you have made distributions to preferred shareholders in excess of cash flows from operating activities. Please tell us, and disclose in the liquidity section of your MD&A, the sources of cash used to make these distributions.

Response:

The distributions to preferred shareholders were funded by the combination of cash from operations, borrowings from lines of credit, and proceeds from sale of investments. The Company has revised page 219 of the Registration Statement in response to the Staff’s comment.

Note 5 — Investment in Real Estate, page F-43

85.           Please provide us with a more detailed description of the properties that were sold during 2007. In your response, explain to us why these properties were not classified as discontinued operations in the December 31, 2006 statement of income. Additionally, please consider expanding your footnote disclosure to include this information.

Response:

During 2007, Kennedy-Wilson purchased and sold an office building located in Los Angeles, California, realizing income from discontinued operations of $2,797,000.  This was the only property sold in 2007.  The Company has revised the footnote disclosure on page F-44 of the Registration Statement in response to the Staff’s comment.

86.           We note that you have capitalized interest during the years ended December 31, 2008 and 2007. Please provide us with a detail of construction in progress by year and individual investment. In addition, please expand your footnote disclosure to include this information.

Response:

Kennedy-Wilson capitalized $219,000 and $519,000 of interest for the years ended December 31, 2008 and 2007, respectively, related to the residential lot located in Kona, Hawaii while the lot was being developed for its intended use.  In addition to land costs of $6,667,000, capitalized costs, excluding capitalized interest, were $89,000 and $169,000 for 2008 and 2007, respectively.  The footnote disclosure on page F-43 of the Registration Statement has been expanded to include this information.

Note 6 — Investments in Joint Ventures, page F-44

87.           Given the significance of KW Residential to Kennedy-Wilson, explain to us why you have not included audited financial statements of KW Residential in accordance with Rule 3-09 of Regulation S-X.

Response:

The Company has not included audited financial statements for KW Residential LLC (“KW Residential”) in accordance with Rule 3-09 of Regulation S-X because, since Kennedy-Wilson is neither the registrant nor the legal acquirer in the merger, neither Instruction C nor Item 17 of Form S-4 require the inclusion of such financial statements and further because the Company believes that these financial statements are not material to its stockholders and warrantholders in their voting decisions.

The results of the application of the significance test under § 210.1-02(w) of Regulation S-X to KW Residential are as follows (dollars in thousands):

	June 30,		December 31,		December 31,		December 31,
	2009		2008		2007		2006
	$	%	$	%	$	%	$	%
KW Residential
KW’s investment	66,471	23.5%	62,379	24.4%	12,781	8.8%	5,517	5.1%
Equity income	(339)	-4.9%	(694)	-5.9%	646	4.8%	(106)	-1.0%

KW consolidated
Total assets	283,416		255,883		145,814		107,746

Income from continuing operations before income Taxes	(6,965)		11,752		13,421		11,104

Note: The calculation of the income test for 2008 uses the average of the previous five years income from continuing operations before income taxes as the 2008 income from continuing operations before income taxes is more than 10 percent lower than the average for 2003 — 2007.

The Company does not believe that KW Residential’s financial statements are material to the Company’s stockholders and warrantholders because the only element of the significance test met by KW Residential is the asset test as of December 31, 2008.  As indicated in the chart above, the results of the asset tests for December 31, 2007 and 2006 and the income tests for all periods do not meet the significance thresholds.  Additionally, the Company notes that applying the significance test as of and for the six months ended June 30, 2009 demonstrates that KW Residential’s significance has not increased on a percentage basis from December 31, 2008 and has actually decreased under the asset and income tests.  The Company and Kennedy-Wilson do not anticipate that KW Residential’s assets will increase substantially as a percentage of Kennedy-Wilson’s total assets and, on a pro forma basis giving effect to the consummation of the merger, would actually no longer be a significant.

Furthermore, the Company believes that the information that would be material to an investor is already presented in an audited footnote to Kennedy-Wilson’s financial statements (on pages F-44 and F-45 of the Registration Statement).

Based on these facts, the Company believes that the audited financial statements of KW Residential are not required and are not material and therefore do not need to be included in the Registration Statement.

Note 7 — Fair Value Measurements and the Fair Value Option, page F-47

Fair Value Option, page F-47

88.           Please provide us with more information on the two equity method investees for which you have elected the fair value option. In your response, tell us the types of assets these investees invest in and whether they are considered to be investment companies. Additionally, given the significance of the unrealized gain on these investments to the net income of Kennedy-Wilson, tell us why you have not included audited financial statements in accordance with Rule 3-09 of Regulation S-X.

Response:

Kennedy-Wilson has two equity method investments that are accounted for under the fair value option.  The first equity method investment has a partial interest in a condominium development located in Richmond, California that was acquired from the developer of the condominium project in June of 2008.  The developer retained an ownership interest in the condominium project that is subordinated to all of the other ownership interests in the entity that holds a fee simple interest in the real estate.  The second equity method investment has a partial ownership interest in an entity that has ownership interests in two investments.  The first of these two investments is a partial interest in the same condominium development as that held by the first investment, and the second of these two investments is an interest in an office building located in San Francisco, California.  Neither of these entities is considered an investment company.  The Company has revised the footnote disclosure on page F-47 of the Registration Statement to include this information.

The Company has not included audited financial statements with respect to the two equity method investments in accordance with Rule 3-09 of Regulation S-X as Kennedy-Wilson is not the registrant or the legal acquirer in the merger as further discussed in response to comment 87 above.

Additionally, these investments are not significant under § 210.1-02(w) of Regulation S-X as illustrated below.  The first year of operations for both investments was 2007.  The results of the application of the significance test under § 210.1-02(w) of Regulation S-X to these two investments are as follows (dollars in thousands):

	December 31,		December 31,		December 31,
	2008		2007		2006
	$	%	$	%	$	%
Investment I
KW’s investment	2,332	0.9%	N/A	0.0%	N/A	N/A
Equity income	1,350	11.5%

Investment II
KW’s investment	3,155	1.2%	22	0.0%	N/A	N/A
Equity income	2,276	19.4%	(35)

Note: See table in response #87 for the total assets and income from continuing operations before taxes used to calculate the percentages in the table above.

Note 16 — Commitments, page F-54

Litigation, page F-54

89.           Please provide us with greater detail of the pending litigation against Kennedy-Wilson. Consider expanding your disclosure to describe the nature and status of the claim.

Response:

Kennedy-Wilson’s property management subsidiary, Kennedy Wilson Properties, Ltd. (“KWP”), manages office buildings for third parties and for joint ventures in which Kennedy-Wilson holds co-investment positions. As a property manager, it is periodically joined as a defendant with the building owner in “slip and fall” personal injury litigation.  In every case, the defense of KWP is provided by the building owner’s liability insurance carrier.  The Company believes that these pending matters are not material and therefore further disclosure is unnecessary.

Note 22 — Segment Information, page F-57

90.           Please revise your disclosure to include geographic information as required by paragraph 38 of SFAS 131.

Response:

The Company has revised pages F-58, F-59 and F-60 of the Registration Statement in response to the Staff’s comment.  All of the revenues included in the tables on pages F-58, F-59 and F-60 are attributable to the United States, except for $198,000 in rental and sales revenue that is attributable to Japan for the year ended December 31, 2008.  This rental and sales revenue was generated from the office building in Japan that had a carrying value of $8,428,000 as of December 31, 2008.  The only other activity outside of the United States is conducted through Kennedy-Wilson’s equity method investment in KW Residential LLC (see note 6 on page F-44).

Annex A

Agreement and Plan of Merger by and among Prospect Acquisition Corp., KW Merger Sub Corp. and Kennedy-Wilson Inc.

91.           Please include the KW Disclosure Schedule with the agreement in your amendment, or tell us why the KW Disclosure Schedule does not contain information material to an investment decision. At a minimum, include a list briefly identifying the contents of all omitted schedules. See Item 601(b)(2) of Regulation S-K.

Response:

The disclosure schedules have been omitted by the Company based upon its belief that the disclosure schedules do not contain information material to an investment decision that has not been disclosed in the Registration Statement.  The Company has revised Annex A of the Registration Statement to include a list briefly identifying the contents of the omitted schedules. The Company agrees to furnish supplementally a copy of any omitted schedule to the Staff upon request.

Part II — Information Not Required in Prospectus, page II-1

Item 21. Exhibits and Financial Statement Schedules, page II-5

92.           We note that the material contracts, such as exhibits 10.33, 10.34, 10.36, 10.91, 10.92 and 10.95, omit schedules and exhibits to the agreement. Item 601(b)(10) of Regulation S-K requires you to file all material contracts in their entirety. Please file the complete agreement with your amendment or tell us why you believe this information is no longer material to investors.

Response:

The Company has amended Exhibit 10.91 to include exhibits that were previously omitted.  The Company believes that all other omitted schedules and exhibits are not material to investors because such schedules and exhibits are no longer effective, have been superseded by information that has been filed, are outdated or are insignificant to the business and/or operations of the Company and Kennedy-Wilson.

93.           Please include a form of proxy card in the next amendment.

Response:

The Company has filed a form of proxy card for holders of the Company’s common stock as Exhibit 99.1 and a form of proxy card for holders of the Company’s warrants as Exhibit 99.2 in response to the Staff’s comment.

Exhibit 5.1, page 11-6

94.           Please file a legality opinion as soon as possible or provide us with a draft opinion with your next amendment.

Response:

The Company has filed Bingham McCutchen LLP’s legality opinion as Exhibit 5.1 in response to the Staff’s comment.

Exhibit 8.1, page 11-6

95.           Please revise your tax opinion to expand the opinion to cover the material tax consequences of the merger, in particular that the merger will qualify as a reorganization under Section 368(a) of the tax code.

Response:

The Company has revised Exhibit 8.2 to the Registration Statement in response to the Staff’s comment.

96.           Please remove any inappropriate legal assumptions in your tax opinions, such as the assumption in the Loeb & Loeb LLP legal opinion that “the Merger will be reported in a manner consistent with its treatment as a ‘reorganization’ within the meaning of Section 368(a) of the United States Internal Revenue Code of 1986, as amended.”

Response:

The Company has revised Exhibit 8.2 to the Registration Statement in response to the Staff’s comment.

Item 22. Undertakings, page 11-14

97.           Please provide the undertaking required by Item 512(a)(5) of Regulation S-K.

Response:

The Company has revised page II-14 of the Registration Statement in response to the Staff’s comment.

* * *

If you have any questions, please feel free to contact the undersigned by telephone at (617) 951-8527 or Floyd I. Wittlin at (212) 705-7466.  Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Laurie A. Cerveny, Esq.
Laurie A. Cerveny, Esq.

cc:           Bob Telewicz

Kevin Woody

Floyd I. Wittlin, Esq., Bingham McCutchen LLP

Kate Ness, Esq., Bingham McCutchen LLP

David A. Minella, Prospect Acquisition Corp.

James Cahill, Prospect Acquisition Corp.

Gerald Chizever, Esq., Loeb & Loeb LLP

Lawrence Venick, Esq., Loeb & Loeb LLP

Patricia Baldowski, McGladrey & Pullen, LLP

Anthony Kitchener, KPMG LLP

William McMorrow, Kennedy-Wilson, Inc.